November 16, 2016

Mr. Jim Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Molina Healthcare, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 26, 2016
Form 10-Q for the Quarterly Period Ended September 30, 2016
Filed October 27, 2016
File No. 1-31719

Dear Mr. Rosenberg:

On behalf of Molina Healthcare, Inc. (the “Company”), this letter is in preliminary response to the comment letter to the Company dated November 16, 2016 from the United States Securities and Exchange Commission (the “Commission”) relating to the above-referenced periodic filings of the Company.

The Commission’s comment letter requests that we respond to the Commission’s comment within 10 business days by providing the requested information or by advising the Commission when we will provide the requested response. We are respectfully requesting an extension of time to respond to the comment letter, and will submit a comprehensive response on or before Friday, December 9, 2016.

Thank you very much for your consideration. If you have any questions or concerns, please contact Joseph W. White, the Company’s Chief Accounting Officer, at (562) 435-3666, ext.111566, or me at the same phone number, ext. 112462.

Respectfully submitted,

/s/ Jeff D. Barlow
Jeff D. Barlow
Chief Legal Officer

cc:	Mary Mast, Staff Accountant
Angela Connell, Accounting Branch Chief
John C. Molina, Chief Financial Officer
Joseph W. White, Chief Accounting Officer
Steven J. Orlando, Audit Committee Chairman